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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-1)
(Amendment No. 10)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JEFFERSON SMURFIT GROUP PLC
(Name of Subject Company (Issuer))

MDCP ACQUISITIONS I
MDP ACQUISITIONS PLC
MDCP ACQUISITIONS PLC
MDCP IV GLOBAL INVESTMENTS LP
MDP IV GLOBAL GP, LP
MDP GLOBAL INVESTORS LIMITED
MADISON DEARBORN PARTNERS, L.L.C.
(Names of Filing Persons (Offerors))

American Depositary Shares, each representing ten Ordinary Shares of euro 0.30 each Ordinary Shares of euro 0.30 each (Title of Class of Securities)	47508W 10 7 (CUSIP Number of Class of Securities)

Samuel M. Mencoff
c/o Madison Dearborn Partners, Inc.
Three First National Plaza
Suite 3800
Chicago, Illinois 60602
Telephone: (312) 895-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Dennis M. Myers, Esq.
Kirkland & Ellis
200 East Randolph Drive, Suite 5400
Chicago, Illinois 60601
Telephone: (312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,426,125,694	$223,204

*
Calculated solely for purposes of determining the filing fee. This amount assumes 1,143,988,803 Ordinary Shares, including Ordinary Shares represented by American Depositary Shares, will be tendered pursuant to the offer and using a euro/ US$ exchange rate of euro 1: $0.9864 (the exchange rate on July 2, 2002).
**
Calculated as .000092 of the transaction value.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$223,204	Filing party:	MDCP Acquisitions I, et. al.
Form or Registration No.:	Schedule TO	Date Filed:	July 5, 2002
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒  Third-party tender offer subject to Rule 14d-1.
  ☐  Issuer tender offer subject to Rule 13e-4.
  ☒  Going-private transaction subject to Rule 13e-3.
  ☐  Amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

        This Amendment No. 10 to Tender Offer Statement (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the "Commission") on July 5, 2002, by MDCP Acquisitions I, an unlimited company incorporated under the laws of Ireland (the "Purchaser"), formed by Madison Dearborn Partners, L.L.C. ("MDP"), as amended by Amendment No. 1 to Schedule TO filed with the Commission on July 16, 2002, Amendment No. 2 filed with the Commission on July 18, 2002, Amendment No. 3 filed with the Commission on July 19, 2002, Amendment No. 4 to Schedule TO filed on July 25, 2002, Amendment No. 5 to Schedule TO filed on July 30, 2002, Amendment No. 6 to Schedule TO filed on August 5, 2002, Amendment No. 7 to Schedule TO filed on August 7, 2002, Amendment No. 8 to Schedule TO filed on August 8, 2002 and Amendment No. 9 to Schedule TO filed on August 21, 2002 (the "Schedule TO"), relating to the offer ("Offer") by Purchaser to purchase all issued and to be issued: (i) Ordinary Shares of euro 0.30 each ("JSG Shares") and (ii) American Depositary Shares, each representing 10 JSG Shares ("JSG ADSs") of Jefferson Smurfit Group plc, a public limited company incorporated under the laws of Ireland ("JSG"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2002 (the "Offer Document") and the related Acceptance Documents (as defined in the Offer Document). Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer Document.

        The information in the Schedule TO is hereby expressly incorporated herein by reference, except as otherwise set forth below.

Item 1.    Summary Term Sheet.

        Item 1 of the Schedule TO is hereby amended and supplemented by including the following information:

        On 26 August 2002, Purchaser issued a press release announcing the waiver of certain regulatory conditions. A copy of the press release issued by Purchaser with respect to the foregoing is filed herewith as Exhibit (a)(24) and is incorporated herein by reference.

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented by including the following information:

        On 26 August 2002, Purchaser issued a press release announcing the waiver of certain regulatory conditions. A copy of the press release issued by Purchaser with respect to the foregoing is filed herewith as Exhibit (a)(24) and is incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)

*(24)	Press release dated August 26, 2002 issued by Purchaser regarding waiver of certain regulatory conditions.
*Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 to Schedule TO is true, complete and correct.

Dated: August 26, 2002	MDCP ACQUISITIONS I
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDP ACQUISITIONS PLC
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDCP ACQUISITIONS PLC
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDCP IV GLOBAL INVESTMENTS LP
	By:	MDP IV Global GP, LP
	Its:	General Partner
	By:	MDP Global Investors Limited
	Its:	General Partner
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDP IV GLOBAL GP, LP
	By:	MDP Global Investors Limited
	Its:	General Partner
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDP GLOBAL INVESTORS LIMITED
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MADISON DEARBORN PARTNERS, L.L.C
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Managing Director

INDEX TO EXHIBITS

Exhibit Number	Description
99(a)(1)	Offer Document dated July 5, 2002.
99(a)(2)	Form of Letter of Transmittal.
99(a)(3)	Form of Acceptance and Authority.
99(a)(4)	Form of Notice of Guaranteed Delivery.
99(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)(6)	Form of Letter to Clients for use by Commercial Banks, Trust Companies and Other Nominees.
99(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99(a)(8)	Irish press announcement dated June 17, 2002 regarding pre-conditional offer to purchase (incorporated by reference to Exhibit (a)(5)(A) of the filing persons' Schedule TO-C dated July 17, 2002).
99(a)(9)	Irish press announcement dated June 17, 2002 regarding offer to purchase (incorporated by reference to Exhibit (a)(5)(B) to the filing person's Schedule TO-C dated July 17, 2002).
99(a)(10)	Summary U.S. Advertisement dated July 5, 2002.
99(a)(11)	Summary Irish Advertisement dated July 5, 2002.
99(a)(12)	Irish and United Kingdom press release dated July 5, 2002 regarding posting of the Offer Document.
99(a)(13)	Press release dated July 14, 2002 issued by JSG regarding status of prior approach from unaffiliated financial party.
99(a)(14)	Explanatory leaflet dated July 18, 2002 to JSG Shareholders.
99(a)(15)	Press release dated July 19, 2002 issued by JSG regarding Institutional Shareholder Services recommendation.
99(a)(16)	Press release dated July 30, 2002 issued by JSG regarding Extraordinary General Meeting.
99(a)(17)	Q&A for use by Salisbury Associates.
99(a)(18)	Transcript of Irish radio advertisments starting July 30, 2002 regarding Initial Offer Period deadline.
99(a)(19)	Irish advertisement dated July 30, 2002 regarding Initial Offer Period deadline.
99(a)(20)	Press release dated August 7, 2002 issued by Purchaser regarding extension of Offer and level of acceptances.
99(a)(21)	Press release dated August 7, 2002 issued by JSG (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-9/A filed by JSG on August 7, 2002).
99(a)(22)	Press release dated August 8, 2002 issued by JSG regarding Court hearing date for Capital Reduction (incorporated by reference to Exhibit (a)(10) to the Schedule 14D-9/A filed by JSG on August 8, 2002).
99(a)(23)	Press release dated August 21, 2002 issued by Purchaser regarding extension of Offer and level of acceptances.
*99(a)(24)	Press release dated August 26, 2002 issued by Purchaser regarding waiver of certain regulatory conditions.
99(b)(1)	Loan agreements (to be filed by amendment upon completion).
99(c)(1)	Report dated May 30, 2002 prepared for Madison Dearborn Partners by Jaakko Poyry Consulting regarding the European containerboard industry.

*Filed herewith.

Exhibit Number	Description
99(c)(2)	Presentation by UBS Warburg and IBI Corporate Finance to JSG's Independent Directors, dated June 16, 2002.
99(d)(1)	Transaction Agreement dated June 17, 2002 by and between JSG and Purchaser (incorporated by reference to exhibit 2.1 to the Schedule 13D/A filed by Smurfit International, B.V. on June 17, 2002).
99(d)(2)	Equity Commitment Letter dated June 17, 2002, by and among Purchaser, Madison Dearborn Capital Partners, L.L.C. and Madison Dearborn Capital Partners IV, L.P.
99(d)(3)	Letter Agreement dated May 7, 2002 by and between Jefferson Smurfit Group plc and Madison Dearborn Capital Partners IV, L.P regarding expense reimbursement and non-solicitation ("Expense Reimbursement Agreement").
99(d)(4)	Amendment dated June 17, 2002 to Expense Reimbursement Agreement.
99(d)(5)	Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of the Management Investors, including certain corporate entities controlled by such persons (incorporated by reference to Exhibit C to the filing persons' Schedule 13D filed June 20, 2002).
99(d)(6)	Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of Peter Alan Smurfit, Dermot F. Smurfit, James O. Dwyer and Mary Redmond, including certain corporate entities controlled by such persons (incorporated by reference to Exhibit D to the filing persons' Schedule 13D filed June 20, 2002).
99(d)(7)	Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of the Independent Directors (incorporated by reference to Exhibit E to the filing persons' Schedule 13D filed June 20, 2002).
99(d)(8)	Agreement and Commitment dated June 17, 2002 by and between Purchaser and Jefferson Smurfit Group plc regarding continuation of director and officer liability insurance.
99(d)(9)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Dr. Michael W.J. Smurfit.
99(d)(10)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Gary McGann.
99(d)(11)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Anthony Smurfit.
99(d)(12)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Ian Curley.
99(d)(13)	Management Equity Agreement dated on or about July 4, 2002 among MDCP Acquisitions plc and each of the Management Investors.
99(d)(14)	Registration Rights Agreement dated on or about July 4, 2002 among MDCP Acquisitions plc, MDCP IV Global Investments, LP and each of the Management Investors.
99(d)(15)	Corporate Governance Agreement dated on or about July 4, 2002 among MDCP Acquisitions plc, MDCP IV Global Investments, LP and each of the Management Investors.

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  Item 1. Summary Term Sheet.
  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS